Exhibit 8

CONFIDENTIAL

WELLS FARGO BANK, NATIONAL ASSOCIATION WELLS FARGO CAPITAL FINANCE, LLC One Boston Place, 18th Floor Boston, Massachusetts 02108	BARCLAYS CAPITAL 745 Seventh Avenue New York, New York 10019

January 29, 2012

Auto Acquisition Company, LLC
c/o The Gores Group, LLC
10877 Wilshire Boulevard
18th Floor
Los Angeles, California 90024
Attention:	Mr. Michael Nutting
Managing Director
Head of Corporate Finance

$325,000,000 Senior Secured Revolving Loan Facility
Amended and Restated Commitment Letter

Ladies and Gentlemen:

Reference is made to the commitment letter (including Exhibit A thereto, the “Prior Commitment Letter”) dated January 18, 2012, among Auto Acquisition Company, LLC, a Delaware limited liability company (“Parent”), created and owned by The Gores Group, LLC and/or its controlled affiliates (“Sponsor”), Wells Fargo Bank, National Association (“WFB”), Wells Fargo Capital Finance, LLC (“WFCF” and, together with WFB, “Wells Fargo”), Barclays Bank PLC (“Barclays Bank” and, together with WFB, each individually an “Initial Lender” and collectively the “Initial Lenders”), and Barclays Capital, the investment banking division of Barclays Bank (“Barclays Capital” and, together with Barclays Bank, “Barclays”; Wells Fargo and Barclays collectively being referred to herein as the “Commitment Parties”; and WFCF and Barclays Capital collectively being referred to herein as the “Arrangers”).  The parties hereto agree that this commitment letter (including the Term Sheet (as defined below) and other attachments hereto, this “Commitment Letter”) amends, restates, supersedes and replaces in its entirety the Prior Commitment Letter.

Parent has advised the Commitment Parties that Parent intends to acquire (the “Acquisition”), directly or indirectly through a newly formed company, Auto Mergersub, Inc., a Pennsylvania corporation (the “Company”), all of the capital stock of The Pep Boys--Manny, Moe & Jack, a Pennsylvania corporation (the “Target”), by merging the Company with and into the Target, with the Target continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent, pursuant to the Agreement and Plan of Merger entered into in connection therewith (the “Merger Agreement”).  The date on which the Acquisition is consummated and the initial funding of the Credit Facility (as defined below) occurs is referred to as the “Closing Date.”

Parent has also informed the Commitment Parties that the total funds needed to (a) finance the Acquisition, (b) refinance certain existing indebtedness of the Target arising under (i) the Target’s 7.50% Senior Subordinated Notes due 2014, (ii) the Amended and Restated Credit Agreement, dated as of July 26, 2011 (as amended from time to time), by and among the Target, as Lead Borrower, the certain subsidiaries of the Target as borrowers and guarantors, the lenders party thereto and Bank of America, N.A. as administrative agent and collateral agent and (iii) the Amended and Restated Credit Agreement, dated as of October 27, 2006 (as amended from time to time), by and among the Target, certain subsidiaries of the Target as guarantors, the lenders party thereto and Wachovia Bank, National Association (now Wells Fargo Bank, National Association) as administrative agent (collectively, the “Refinancing”), (c) pay fees, commissions and expenses incurred in connection with the Transactions (as defined below) and (d) finance ongoing working capital requirements and other general corporate purposes will include:

(a)  a senior secured revolving loan and letter of credit facility (the “Credit Facility”) in an aggregate principal amount of $325,000,000, as described in the Summary of Principal Terms and Conditions attached to this letter as Exhibit A (the “Term Sheet”, and together with the Annexes to this letter and this letter, the “Commitment Letter”);

(b)  a first lien term loan facility in an aggregate principal amount of up to $425,000,000 (the “First Lien Term Loan Facility”);

(c)  a second lien term loan facility in an aggregate principal amount of up to $125,000,000 (the “Second Lien Term Loan Facility” and, together with the First Lien Term Loan Facility, the “Term Loan Facilities”, and the Term Loan Facilities, together with the Credit Facility, the “Facilities”); and

(d)  the contribution by the Sponsor and other investors reasonably acceptable to the Arrangers of an aggregate amount of not less than 40% of the sum of (A) total funded indebtedness used to fund the Transactions (as defined below) and (B) the Equity Contribution (as defined below) in cash to Parent as common equity and/or preferred equity, and in the case of preferred equity,  having terms reasonably satisfactory to the Arrangers (up to 5% of which may be provided by way of “rollovers” of existing equity investors in the Target by existing management) and the contribution by Parent of the amount so received to the Company (the “Equity Contribution”).

The Acquisition and the transactions described in clauses (a), (b), (c) and (d) above, together with the Refinancing and the payment of fees and expenses in connection therewith, are hereinafter referred to collectively as the “Transactions”.  Unless otherwise indicated, references to Parent and its subsidiaries shall be deemed to include, after the Closing Date, the Target and its subsidiaries after giving effect to the Acquisition.

1.      Commitments.  WFB is pleased to advise Parent of its fully-underwritten commitment to provide 50% of the Credit Facility (not to exceed $162,500,000) and Barclays Bank is pleased to advise Parent of its fully-underwritten commitment to provide 50% of the Credit Facility (not to exceed $162,500,000), in each case, upon the terms and subject solely to the conditions set forth in Section 6 below and the conditions set forth in Schedule 3 to Exhibit A hereto.  The commitments of the Initial Lenders are several and not joint.

2.      Titles and Roles.  Parent hereby appoints the Arrangers, and the Arrangers hereby agree, acting alone or through or with affiliates selected by them, to act as the joint lead arrangers and the joint bookrunners for the Credit Facility.  WFB will act as sole and exclusive administrative agent and as collateral agent for the Credit Facility (in such capacity, “Agent”).  Each of WFB and the Arrangers, in such capacities, will perform the duties and exercise the authority customarily performed and exercised by it in such roles.  Parent shall be entitled to appoint, in consultation with the Arrangers, for a period of 15 business days after the date hereof up to two additional institutions as joint lead arrangers and joint bookrunners, together with granting other titles to such two institutions, including appointing one of them as a co-collateral agent (any such additional institution, an “Additional Agent”), with such compensation thereto as determined by Parent in consultation with the Arrangers; provided, that, (i) the commitment of each such Additional Agent (or its affiliate) shall in no event be less than $50,000,000 (but in no event shall any such commitment exceed $113,750,000 except as the Arrangers may otherwise agree) and (ii) on or before the end of such 15 business day period such Additional Agent (and/or its affiliates) shall have executed and delivered to Parent and the Arrangers customary joinder documentation to become party to this Commitment Letter in form reasonably satisfactory to the Arrangers and Parent.  After the end of such 15 business day period, only the Arrangers shall be entitled to appoint, in consultation with Parent, additional institutions as joint lead arrangers and joint bookrunners and, in consultation with Parent, grant additional titles to other institutions (provided, that, to the extent of the appointment of any joint lead arrangers and joint bookrunners, or the granting of other titles in respect of the Credit Facility, in each case whether by Parent or Arrangers, (i) the commitments of the Initial Lenders will be reduced (allocated between the Initial Lenders in a manner separately agreed) by the amount of the commitments of such additional institutions (or their relevant affiliates), with any such reduction allocated to reduce the commitments of the Initial Lenders at such time upon the execution by such additional institutions (and any relevant affiliate) of customary joinder documentation to become party to this Commitment Letter in form reasonably satisfactory to the Arrangers and Parent, (ii) the Initial Lenders shall be entitled to no less than 65% in the aggregate (and Barclays shall be entitled to no less than 30% individually and Wells Fargo shall be entitled to no less than 35% individually) of the fees provided for in Section 1 of the Amended and Restated Fee Letter, in each case except as the Arrangers may otherwise agree, (iii) each of Wells Fargo and Barclays shall be an “Arranger”, “Initial Lender” and “Commitment Party” hereunder and under the Amended and Restated Fee Letter, as applicable, (iv) WFB shall retain the title of sole administrative agent and a collateral agent and WFCF shall retain the titles of joint lead arranger and joint bookrunner (and have “left” and highest placement as provided below) and Barclays Capital shall retain the title of joint lead arranger and joint bookrunner, (v) no other party shall receive compensation in an amount that exceeds the level of compensation provided to an Arranger or an Initial Lender, and (vi) regardless of any titles, no other institution appointed after the date hereof or granted its title after the date hereof shall have any duties or responsibilities in connection with acting in any capacity pursuant to such titles, except as Wells Fargo expressly agrees and except in the case of any co-collateral agent as Wells Fargo and such co-collateral agent may agree in consultation with the Parent.  Wells Fargo will have “left” and highest placement in the information memoranda and all marketing materials and other documentation used in connection with the Credit Facility.

3.      Syndication.  The Arrangers intend and reserve the right, both prior to and after the Closing Date, to syndicate all or a portion of the Initial Lenders’ commitments hereunder to a group of banks and other institutions (together with the Initial Lenders, each individually a “Lender” and collectively, the “Lenders”) in consultation with Parent and to the extent such institution is approved by Parent (such approval not to be unreasonably withheld or delayed); provided, that, Parent has given its approval prior to the date hereof of the institutions set forth in the list provided by the Arrangers to Parent for such purpose. The parties agree that syndication shall be as set forth in Annex A to this Commitment Letter. The syndication of the Credit Facility is not a condition to the closing of the Credit Facility.  No syndication of the Credit Facility by the Arrangers shall release any Initial Lender from the portion of its commitment hereunder so syndicated prior to the funding on the Closing Date unless Parent agrees in writing, except as provided above in Section 2.

4.      Expenses and Indemnification.  Parent agrees (a) if the Closing Date occurs, to pay or reimburse all reasonable and documented out-of-pocket fees, costs and expenses incurred by the Commitment Parties or their affiliates in connection with their due diligence, approval, documentation, syndication and closing of the Credit Facility, whether incurred before or after the date hereof (collectively, the “Expenses”), including the preparation and negotiation of this Commitment Letter (including any amendment or modification hereto) and the Amended and Restated Fee Letter, and including reasonable and documented out-of-pocket attorneys’ fees and legal expenses (provided, that, legal fees shall be limited to the reasonable and documented out-of-pocket fees and disbursements of one primary counsel for the Commitment Parties and, in addition, one local counsel for the Commitment Parties in each appropriate material jurisdiction), appraisal fees, syndication expenses, expenses related to

Patriot Act compliance and background checks, ERS set-up fees, filing and search charges, recording taxes and field examination expenses and in connection with the enforcement of any of the rights and remedies of the Commitment Parties under this Commitment Letter or the Amended and Restated Fee Letter, and (b) to indemnify, defend and hold harmless the Commitment Parties, each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors, attorneys and representatives (each an “Indemnified Party”) as set forth in Annex B hereto.   All such Expenses are to be paid to the Commitment Parties promptly upon demand. The arrangements with respect to such charges after the closing of the Credit Facility will be governed by the terms of the loan documentation.

5.      Fees.  As consideration for the commitments and agreements of the Commitment Parties hereunder, Parent agrees to pay, or cause to be paid, the fees described in the Term Sheet and the Amended and Restated Fee Letter on the terms and subject to the conditions set forth therein. The terms of the Amended and Restated Fee Letter are an integral part of the Commitment Parties’ commitment and other obligations hereunder.  Each of the fees described in the Amended and Restated Fee Letter shall be nonrefundable when paid except as expressly set forth therein.

6.      Conditions.  The commitments of the Commitment Parties under this Commitment Letter are subject solely to (a) since January 30, 2011 there not having been any event, development or state of circumstance that has had, or would have, individually or in the aggregate, a Target Material Adverse Effect (as defined below), and (b) the other conditions set forth in Schedule 3 to Exhibit A hereto.

“Target Material Adverse Effect” means any fact, circumstance, event, change, effect, violation or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, violations or occurrences, (a) has or would be reasonably expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Target and its subsidiaries, taken as a whole, or (b) prevents the ability of the Target to consummate the Merger (as defined in the Merger Agreement) or materially adversely effects the Target’s ability to perform its material obligations under the Merger Agreement; provided, however, that in the case of clause (a) only, none of the following, and no effect arising out of or resulting from the following, shall be deemed to be a Target Material Adverse Effect: (i) changes in general economic, financial market or geopolitical conditions, except to the extent such changes have a materially disproportionate adverse effect on the Target and its subsidiaries, taken as a whole, relative to other comparable companies, (ii) general changes or developments in any of the industries in which the Target or its subsidiaries operate, except to the extent such changes or developments have a materially disproportionate adverse effect on the Target and its subsidiaries, taken as a whole, relative to other comparable companies, (iii) the announcement of the Merger Agreement and the transactions contemplated thereby, including any termination of, reduction in or similar materially negative impact on relationships, contractual or otherwise, with any material customers, suppliers, distributors, partners or employees of the Target and its subsidiaries due to the announcement of the Merger Agreement or the identity of the parties to the Merger Agreement, or compliance with the covenants set forth herein, (iv) changes in any applicable Laws (as defined in the Merger Agreement) or applicable accounting regulations or principles or interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Target and its subsidiaries, taken as a whole, relative to other comparable companies, (v) any outbreak or escalation of hostilities or war or any act of terrorism, except to the extent such outbreak, escalation of hostilities, war or act of terrorism has a materially disproportionate adverse effect on the Target and its subsidiaries, taken as a whole, relative to other comparable companies, or (vi) any failure by the Target to meet any published analyst estimates or expectations of the Target’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Target to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Target

Material Adverse Effect” may be taken into account in determining whether there has been a Target Material Adverse Effect).

The commitment of each Initial Lender under this Commitment Letter to enter into the Credit Facility and make the initial loans contemplated thereunder is subject solely to the satisfaction of each condition set forth in this Section 6 and in Schedule 3 to Exhibit A hereto.  Notwithstanding anything to the contrary in this Commitment Letter, the Amended and Restated Fee Letter, the Loan Documents (as defined in the Term Sheet) or any other letter agreement or any other written agreement concerning the financing of the Acquisition contemplated hereby to the contrary, (a) the only representations, the accuracy of which shall be a condition to the initial funding under the Credit Facility on the Closing Date shall be (i) such of the representations made by the Target and its subsidiaries in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that Parent, Company or any affiliate of them has the right to terminate (or not perform) its obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement (the “Merger Agreement Representations”) and (ii) the Specified Representations (as defined below) and (b) the terms of the Loan Documents shall be in a form such that they do not impair the making available of initial funding under the Credit Facility on the Closing Date if the conditions set forth in this Section 6 and in Schedule 3 to Exhibit A hereto are satisfied (it being understood that, (i) to the extent any collateral (including the creation or perfection of any security interest therein) is not or cannot be provided on the Closing Date (other than (A) the pledge and perfection of collateral with respect to which a security interest or lien may be perfected upon closing solely by the filing of financing statements under the Uniform Commercial Code or by filing of a notice with the United States Patent and Trademark Office or the United States Copyright Office and (B) the pledge and perfection of security interests in the capital stock of the Company and its material (to be defined in a manner to be mutually agreed) wholly-owned domestic subsidiaries (after giving effect to the Acquisition) with respect to which a security interest or lien may be perfected upon closing by the delivery of a stock certificate, the assets described in clauses (A) and (B) being referred to as “Article 9 Collateral”) after the use of commercially reasonable efforts by Parent and the Company to do so, then the creation and/or perfection of any such lien or security interest shall not constitute a condition precedent to the initial funding under the Credit Facility on the Closing Date, but may instead be provided within 90 days after the Closing Date (or such longer periods as Agent may agree) pursuant to arrangements to be mutually agreed.  “Specified Representations” means representations in the Loan Documents relating to existence, organizational power and authority to enter into the Loan Documents; due execution, delivery and enforceability of such Loan Documents; solvency on a consolidated basis on the Closing Date; no conflicts of the Loan Documents with charter documents; Federal Reserve margin regulations; the Investment Company Act; OFAC and U.S.A. PATRIOT Act; compliance with anti-terrorism, anti-bribery and anti-money-laundering laws and regulations; no conflicts between the definitive documentation for the Credit Facility and the organization documents of the Loan Parties or material applicable law, status of the Credit Facility (together with the Term Loan Facilities) and the guarantees thereof as senior debt and sole designated senior debt (if applicable); and the creation, validity, perfection and priority of the security interests (subject to certain customary permitted liens) of Agent granted in Article 9 Collateral (subject in all respects to the foregoing provisions of this paragraph).    This paragraph and the provisions herein are referred to herein as the “Limited Conditionality Provision”.

7.      Confidentiality.  Parent agrees that this Commitment Letter (including the Term Sheet) is for its confidential use only and that neither the Commitment Letter nor the Amended and Restated Fee Letter or any of their terms will be disclosed by it to any person without the consent of the Arrangers other than (i) to the Sponsor and to the Sponsor’s and Parent’s respective officers, directors, employees, accountants, attorneys, and other advisors, and then only on a “need-to-know” basis in connection with the Transactions contemplated hereby and on a confidential basis or (ii) pursuant to the order of any court or administrative agency in any pending legal, judicial or administrative proceeding or otherwise as required by applicable law or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities (in which case Parent agrees to the extent practicable and not prohibited by applicable law to inform the Commitment Parties promptly thereof prior to such disclosure).  The foregoing notwithstanding, the Company may (i) disclose this Commitment Letter and the contents hereof (and the Amended and Restated Fee Letter, to the extent portions thereof have been redacted in a manner satisfactory to the Arrangers in their sole discretion) to the board of directors of the Target and its officers, directors, employees, accountants, attorneys, and other advisors and to the arrangers for each of the First Lien Term Loan Facility and Second Lien Term Loan Facility, in each case then only on a confidential and “need-to-know” basis in connection with the Transactions, (ii) in each case after prior written notice to the Arrangers with such information with respect thereto as the Arrangers may request, disclose this Commitment Letter and the contents hereof (but not the Amended and Restated Fee Letter or the contents thereof) to ratings agencies and potential lenders in connection with their review of the Company and the Facilities, in each case on a confidential basis, and (iii) in each case after prior written notice to the Arrangers with such information thereto as the Arrangers may request, disclose this Commitment Letter and the contents hereof (but not the Amended and Restated Fee Letter or the contents thereof) in any syndication or other marketing materials in connection with the Facilities or, to the extent permitted by applicable law, in connection with any public filing.  After prior written notice to the Arrangers with such information with respect thereto as the Arrangers may request, Parent may also disclose the aggregate amount of fees payable under the Amended and Restated Fee Letter and the Term Sheet as part of projections, pro forma information or a generic disclosure regarding sources and uses (but without disclosing any specific fees set forth therein) in connection with the syndication of any of the Facilities or in any public filing relating to the Transactions.

The Commitment Parties agree that all non-public information provided to the Commitment Parties by or on behalf of Parent hereunder or in connection with the Transactions shall be treated by the Commitment Parties in a confidential manner, and shall not be disclosed by the Commitment Parties to persons who are not parties to this Commitment Letter, except: (i) to their respective officers, directors, employees,  attorneys, advisors, accountants, auditors, and consultants to the Commitment Parties on a “need to know” basis in connection with Transactions contemplated hereby and on a confidential basis, (ii) to subsidiaries and affiliates of the Commitment Parties, provided that any such subsidiary or affiliate shall have agreed to receive such information hereunder subject to the terms of this paragraph, (iii) upon the request or demand of any regulatory authorities with jurisdiction over the Commitment Parties and their affiliates or otherwise in accordance with the regulatory compliance practices of the Commitment Parties and their affiliates, to such regulatory authorities, (iv) as may be required by statute, decision, or judicial or administrative order, rule, or regulation, provided that prior to any disclosure under this clause (iv), the disclosing party agrees to provide Parent with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to Parent pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation, (v) as may be agreed to by the Sponsor, Parent or the Company, (vi) as requested or required by any governmental authority pursuant to any subpoena or other legal process, provided that prior to any disclosure under this clause (vi) the disclosing party agrees to provide Parent with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to Parent pursuant to the terms of the subpoena or other legal process or law, (vii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by any Commitment Party), (viii) in connection with any proposed assignment or participation of a Commitment Party’s interest in the Credit Facility, provided that any such proposed assignee or participant shall have agreed to receive such information subject to the terms of this paragraph, (ix) to the extent that such information was already in our possession or is independently developed by us, (x) to ratings agencies in connection with obtaining ratings for the Facilities, (xi) to the extent that such information was received by us from a third party that is not to its knowledge subject to confidentiality obligations owing to Parent, Sponsor or any of their respective subsidiaries and (xii) for purposes of establishing a “due diligence” defense or otherwise in connection with any litigation or other adverse proceeding involving parties to this Commitment Letter or their affiliates.  Notwithstanding anything to the contrary contained herein or in any other agreement, any information received by the

Commitment Parties concerning the Target in its capacity as a lender to Target under the existing asset-based credit facility shall not be subject to the foregoing, but shall be governed by the confidentiality provisions of the existing loan documents with respect to such credit facility.

Notwithstanding anything to the contrary in this Commitment Letter or in any other agreement, (i) Parent agrees that the Projections and all other information provided by or on behalf of Parent or any of its representatives to the Commitment Parties regarding Parent, Sponsor, the Company and their respective affiliates (including the Target and its subsidiaries) and the Transactions may be disseminated by or on behalf of the Commitment Parties to prospective lenders and other persons who have agreed to be bound by customary confidentiality undertakings (including, “click-through” agreements), all in accordance with the Commitment Parties’ standard loan syndication practices (whether transmitted electronically by means of a website, e-mail or otherwise, or made available orally or in writing, including at potential lender or other meetings) and (ii) Parent agrees that the Commitment Parties may share with its affiliates on a confidential basis any information relating to the Credit Facility or Parent, Sponsor, the Company or its affiliates (including the Target and its subsidiaries) and, after the Closing Date, may disclose information relating to the Credit Facility to Gold Sheets and other publications or for its marketing materials, with such information to consist of deal terms and other information customarily found in such publications or marketing materials and that, after the Closing Date, the Commitment Parties may otherwise use the corporate name and logo of Parent, Sponsor, the Company or the Target in “tombstones” or other advertisements, marketing materials or public statements.

8.      Information.  Parent hereby represents and warrants (which representation and warranty is provided to Parent’s knowledge insofar as it applies to information concerning the Target and its subsidiaries and their business) that (i) all written information, other than Projections (as defined below) and other forward-looking information and information of a general economic nature or industry specific information, which has been or is hereafter made available to the Commitment Parties by or on behalf of Parent, the Company or any of their representatives in connection with Parent, the Sponsor, the Company, the Target and its subsidiaries and the Transactions (“Information”), including such information in the Marketing Materials (as defined in Annex A hereto), is or will be, when furnished and taken as a whole (after giving effect to all supplements and updates thereto), correct in all material respects and does not or will not, when furnished and taken as a whole (after giving effect to all supplements and updates thereto), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (ii) all financial projections concerning Parent, the Company, the Target and their respective affiliates that have been or are hereafter made available to the Arrangers or prospective Lenders by Parent, the Company or any of their representatives (the “Projections”), including, but not limited to, the Projections provided to Wells Fargo and Barclays on or about December 29, 2011, have been or will be prepared in good faith based upon assumptions that are believed by Parent to be reasonable at the time made and at the time the related Projections are made available to the Arrangers (it being understood that projections by their nature are inherently uncertain and that, even though the Projections are prepared in good faith on the basis of assumptions believed to be reasonable at the time such Projections were prepared, the results reflected in the Projections may not be achieved and actual results may differ and such differences may be material). If at any time prior to the later of (i) the Closing Date or (ii) completion of a Successful Syndication (as defined in the Amended and Restated Fee Letter), any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then Parent will (or with respect to Information and Projection relating to the Target and its subsidiaries, will use commercially reasonable efforts to) promptly supplement the Information and Projections so that such representations will be correct in all material respects under those circumstances. In arranging and syndicating the Credit Facility, the Arrangers and Lenders will be using and relying on the Information and the Projections without independent verification thereof.

9.      Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities.  Parent acknowledges that the Commitment Parties or one or more of their respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Commitment Parties may have conflicting interests regarding the transactions described herein or otherwise.   Parent also acknowledges that the Commitment Parties do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to Parent, confidential information obtained by the Commitment Parties from the Target or any other companies.

Parent further acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between Parent, Sponsor, the Company and the Target, on the one hand, and the Commitment Parties, on the other hand, is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties or one or more of their respective affiliates has advised or is advising Parent on other matters, (b) the Commitment Parties, on the one hand, and Parent, Sponsor, the Company and the Target, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor does Parent or any of its affiliates rely on, any fiduciary duty on the part of  the Commitment Parties in respect of any of the transactions contemplated by this Commitment Letter, (c) Parent and the Company are capable of evaluating and understanding, and each understands and accepts, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) Parent has been advised that the Commitment Parties or one or more of their respective affiliates is engaged in a broad range of transactions that may involve interests that differ from its interests and that the Commitment Parties do not have any obligation to disclose such interests and transactions to it by virtue of any fiduciary, advisory or agency relationship in respect of any of the transactions contemplated by this Commitment Letter, and (e) Parent waives, to the fullest extent permitted by law, any claims it may have against the Commitment Parties for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Commitment Parties shall not  have any liability (whether direct or indirect) to Parent, Sponsor or the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of Parent, including its stockholders, employees or creditors, in each case in connection with the transactions contemplated by this Commitment Letter.

Parent further acknowledges that one or more of the Commitment Parties’ respective affiliates are full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services.  In the ordinary course of business, the Commitment Parties or one or more of their respective affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for their respective own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, Parent and other companies with which Parent may have commercial or other relationships.  With respect to any debt or other securities and/or financial instruments so held by the Commitment Parties or one or more of their respective affiliates or any of their respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

Nothing contained herein shall limit or preclude the Commitment Parties or any of their respective affiliates from carrying on any business with, providing banking or other financial services to, or from participating in any capacity, including as an equity investor, in any party whatsoever, including, without limitation, any competitor, supplier or customer of Parent or its subsidiaries or any of their affiliates, or any other party that may have interests different than or adverse to such parties.  Parent acknowledges that the Commitment Parties and their respective affiliates (the term “Commitment Parties” as used in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies with which Parent or its subsidiaries or affiliates may have interests that conflict, that the Commitment Parties may act, without violating its contractual obligations to Parent, as it deems appropriate with respect to such other companies (provided, that, the Commitment Parties will not provide any material non-public confidential information as to Parent received from Parent to any competitor, supplier or customer of Parent or its subsidiaries), and that the Commitment Parties have no obligation in connection with the Credit Facility to use, or to furnish to Parent or its subsidiaries or affiliates (including the Target), confidential information obtained from other companies or entities.

10.      Acceptance and Termination.  This Commitment Letter will be of no force and effect unless a counterpart hereof is accepted and agreed to by Parent and, as so accepted and agreed to, received by the Commitment Parties by 5 p.m. (Pacific time) on January 29, 2012, together with the Amended and Restated Fee Letter as duly authorized, executed and delivered by Parent.  The commitment of the Commitment Parties under this Commitment Letter, if timely accepted and agreed to by Parent, will terminate upon the earliest of (a) consummation of the Acquisition, (b) the termination of the Merger Agreement in accordance with its terms, (c) the acceptance of a commitment by the Sponsor, Parent, or the Company for any debt financing in lieu of the Credit Facility in any transaction for the acquisition of Target other than a transaction led or arranged by both of the Arrangers or any of their affiliates (which shall in any event exclude the commitment letter in respect of the Term Loan Facilities executed on the date hereof) and (d) July 27, 2012 or such later date as may be agreed upon by the Arrangers and Parent, if the initial borrowings under the Credit Facility have not occurred on or prior to such date.  Following any termination hereof, the Credit Facility will require reapproval by the Commitment Parties even if the Commitment Parties and their counsel and other advisors continue to work on the transaction.  Such reapproval, if obtained, may result in different terms or conditions, or the determination not to consummate the transaction.

11.      Entire Agreement; No Third Party Reliance.  This Commitment Letter contains the entire commitment of the Commitment Parties for this transaction and, upon acceptance by Parent supersedes all prior proposals, commitment letter, negotiations, discussions and correspondence.  This Commitment Letter may not be contradicted by evidence of any alleged oral agreement. No party has been authorized by the Commitment Parties to make any oral or written statements inconsistent with this Commitment Letter.  This Commitment Letter is addressed solely to Parent and is not intended to confer any obligations to or on, or benefits to or on, any third party.

12.      Counterparts.  This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission or other electronic means shall be effective as delivery of a manually executed counterpart hereof.

13.      Assignment; Governing Law; Jurisdiction.  This Commitment Letter may not be assigned by Parent without the prior written consent of the Arrangers (other than by Parent to Borrowers, as defined in the Term Sheet, so long as each such entity is controlled by the Sponsor after giving effect to the Transactions and it (directly or through a wholly-owned subsidiary) owns the Target or the successor to the Target or is a subsidiary of the Target) and may not be amended, waived or modified, except in writing signed by the Arrangers and Parent.  This Commitment Letter is governed by and construed in accordance with the laws of the State of New York, but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the State of New York; provided that it is understood and agreed that (a) the interpretation of the definition of “Target Material Adverse Effect” (and whether or not a Target Material Adverse Effect has occurred and whether or not the condition set forth in clause (a) of the first paragraph of Section 6 of this Commitment Letter has been satisfied), and (b) the determination of the accuracy of any Merger Agreement Representation and whether as a result of any inaccuracy thereof Parent (or any of its affiliates) has the right to terminate its obligations under the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan and (b) the United States District Court for the Southern District of New York and any appellate court from any such court, in any action, suit, proceeding or claim arising out of or relating to the Transactions or the performance of services hereunder or under the Amended and Restated Fee Letter, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action, suit, proceeding or claim may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (ii) waives, to the fullest extent that it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any action, suit, proceeding or claim arising out of or relating to this Commitment Letter, the Amended and Restated Fee Letter, the Transactions or the performance of services hereunder or under the Amended and Restated Fee Letter in any such New York State or Federal court and (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit, proceeding or claim in any such court.  Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan.  Parent agrees, on behalf of the Sponsor and its affiliates, that the foregoing provisions of this paragraph shall also apply to the Sponsor and its affiliates to the same extent as to Parent, and our obligations hereunder are being made in reliance on the foregoing.

14.      JURY TRIAL WAIVER.  THE COMMITMENT PARTIES AND PARENT EACH WAIVE ITS RIGHT TO A JURY TRIAL IN ANY ACTION OR PROCEEDING ARISING OUT OF OR IN ANY WAY RELATING TO THIS COMMITMENT LETTER OR THE TRANSACTIONS REFERRED TO IN THIS COMMITMENT LETTER.

15.      Patriot Act.  The Commitment Parties hereby notify Parent that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), the Commitment Parties may be required to obtain, verify and record information that identifies Borrowers and Guarantors (as defined in the Term Sheet), which information includes the name, address, tax identification number and other information regarding them that will allow the Commitment Parties to identify them in accordance with the PATRIOT Act.  This notice is given in accordance with the requirements of the PATRIOT Act.

16.      Surviving Provisions.  The expense and indemnification, sharing information; absence of fiduciary relationship; affiliate transactions, confidentiality, jurisdiction, governing law and waiver of jury trial provisions contained herein shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or termination of the commitments of the Commitment Parties described herein; provided that the obligations of Parent under this Commitment Letter under the expense and indemnification provisions shall automatically terminate and be superseded by the provisions of the Loan Documents upon the initial funding thereunder to the extent addressed therein, and Parent shall automatically be released from all liability under the terms hereof (but not from liability under any corresponding provisions in the Loan Documents to which it is a party).

If Parent accepts and agrees to the foregoing, please so indicate by executing and arranging for Parent to execute the enclosed copy of this letter and return it to the Commitment Parties.

We look forward to continuing to work with you to complete this transaction.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION
WELLS FARGO CAPITAL FINANCE, LLC

By:	/s/ Irene Rosen Marks
Name:	Irene Rosen Marks
Title:	Managing Director

BARCLAYS BANK PLC

By:	/s/ Craig Malloy
Name:	Craig Malloy
Title:	Director

The provisions of this Commitment Letter are agreed to and accepted on January 29, 2012:

AUTO ACQUISITION COMPANY, LLC

By:	/s/ Steven G. Eisner
Name:	Steven G. Eisner
Title:	Vice President